

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2017

Spiro Rombotis
Chief Executive Officer
Cyclacel Pharmaceuticals, Inc.
200 Connell Drive, Suite 1500
Berkeley Heights, NJ
07922

      Re: Cyclacel Pharmaceuticals, Inc.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed June 30, 2017
          File No. 333-218305

Dear Mr. Rombotis:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2017 letter.

Amendment No. 1 to Registration Statement on Form S-1

Exhibits, page II-3

1.   Please have counsel revise the legal opinion to opine on the Class A Units and Class B Units that are included in the registration statement. For guidance, please refer to Section II.B.1.h. of Staff Legal Bulletin No. 19.

Please contact Johnny Gharab at 202-551-3570 or Erin Jaskot, Special Counsel, at 202-551-3442 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance